Amendment to the Export-Import Factoring Agreement

This Amendment to the Export-Import Bank Factoring Agreement (the " Domestic Amendment") is entered into as of June 16, 2003 (the "Amendment Date"), by and among PACIFIC BUSINESS FUNDING, a division of Cupertino National Bank ("Purchaser"), and **Southwall Technologies**, **Inc**. ("Seller").

<u>RECITALS</u>

Seller and Purchaser are parties to that certain Export-Import Bank Factoring Agreement dated as of May 16, 2003 collectively (the " Domestic Agreement"). Each of the parties hereto desires to amend the Agreement in accordance with the terms of this Amendment.

NOW, THEREFORE, the parties agree as follows

1. Section 12 .**Definitions, "Exim Eligible Foreign Accounts", (gg)**: Shall now read, "accounts payable in United States Dollars or Euro Dollars with prior approval of Exim Bank."

2. Section 12 .**Definitions, "Exim Eligible Foreign Accounts",(hh)**: Change the work cannot to "can".

3. Section 12 **.Definitions, "Exim Eligible Foreign Accounts" (kk)**: Add the word "not" after the word "judgment" and before the word "to".

4. Section 12 .**Definitions, "Exim Eligible Foreign Accounts" (ll)**: Add the word "not" after the word "are" and before the word "excluded".

5. Schedule 1, Section 1.3, **Advance and Reserve:** Replace "N/A" with "20%".

6. Schedule 1, Section 2.5, <u>**Other Fees**</u>: Eliminate everything except; "All such other fees are due upon rendering of services or the incurrence of fees, as applicable."

7. Schedule 1, Section 8 **Definitions; Eligible Accounts,** Section 12, (oo). After the words "comprising more than", add "twenty percent (20%). Eliminate the words "percentage to be determined by Purchaser." As a result, that phrase shall now read: "comprising more than twenty percent (20%) of such Account Debtor."

8. Schedule 1, Section 8 **Definitions; Eligible Accounts,** Section 12, (pp). After the word, "exceed" the following will be added, " twenty-five percent (25%)". Eliminate the words, " to be determined by Purchaser". As a result, that phrase shall now read: "does not exceed twenty-five percent (25%) of the aggregate amount of all otherwise Eligible Accounts."

Amendment to the Export-Import Factoring Agreement

        IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the first date above written.

"PURCHASER"   **"SELLER"**
PACIFIC BUSINESS FUNDING,   SOUTHWALL TECHNOLOGIES, INC.
a division of Cupertino National Bank

By /s/ Melvin L. Robbins   By /s/ John Lipscomb
Title Senior Vice President   Title V.P. Corporate Controller